

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

24 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549


10015074

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 December 2009, re: Proposed Debt Restructuring Scheme of Amsteel Mills Sdn Bhd for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448


BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 23/12/2009 06:11:40 PM
Reference No LI-091223-7FF3A

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Proposed Debt Restructuring Scheme of Amsteel Mills Sdn Bhd

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

The Company hereby announce that Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Industries Corporation Berhad ("LICB"), had on 23 December 2009, obtained the sanction of the High Court of Malaya pursuant to Section 176 of the Companies Act, 1965 ("Act") for a scheme of compromise and arrangement between AMSB and its existing working capital facilities lenders and existing term loan lenders of AMSB (collectively "Scheme Creditors") on the proposed restructuring/rescheduling of AMSB's term loan facilities ("Proposed Scheme"). The Proposed Scheme was approved by the requisite majority of the Scheme Creditors at the court convened meeting held on 21 December 2009 ("Scheme Meeting").

The Proposed Scheme does not have (i) any impact on the share capital and substantial shareholders' shareholding of LICB and (ii) material financial and operational impact on the LICB Group.

The Proposed Scheme shall be effective upon lodgment of an office copy of the order of the High Court sanctioning the Proposed Scheme with the Companies Commission of Malaysia.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 DEC 2009



LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

28 December 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements dated 24 December 2009 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Proposed Debt Restructuring Scheme of Amsteel Mills Sdn Bhd; and

2) Dealings in Securities by a Principal Officer outside Closed Period.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448



Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **24/12/2009 05:21:06 PM**

Reference No **LI-091224-35D58**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Proposed Debt Restructuring Scheme of Amsteel Mills Sdn Bhd

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Reference is made to the announcement made on 23 December 2009 regarding the above matter ("Announcement").

The Company hereby announce that the Proposed Scheme has become effective on 24 December 2009 following the lodgment of an office copy of the order of the High Court of Malaya dated 23 December 2009 sanctioning the Proposed Scheme with the Companies Commission of Malaysia on even date.

Unless the context otherwise requires, the defined terms used herein shall bear the same meanings as those defined in the Announcement.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 DEC 2009


BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **24/12/2009 06:09:02 PM**

Reference No **LI-091224-7BED6**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by a Principal Officer Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We, on behalf of Y. Bhg. Tan Sri Cheng Heng Jem, a principal officer of Lion Industries Corporation Berhad ("LICB"), wish to inform that Tan Sri Cheng has on 23 December 2009 acquired 17,500,000 ordinary shares in LICB representing 2.45% of the total issued and paid-up share capital of LICB from Megasteel Sdn Bhd ("Megasteel"), a company in which he has a substantial interest, at an exercise price of RM1.29 per share pursuant to the Option Agreement dated 30 September 2009 with Megasteel.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

24 DEC 2009